(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q4 AND FULL YEAR 2020 RESULTS

Vancouver, British Columbia, March 11, 2021 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports fourth quarter ("Q4") 2020 operating and financial results for Company and for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.

Highlights of the Asanko Gold Mine (on a 100% basis)

  Exceeded annual production guidance: Annual gold production of 249,904 ounces, exceeding the upper end of 2020 production guidance of 225,000-245,000 ounces, with 65,571 ounces produced in the fourth quarter.

  Strong cash generation: Generated $152.3 million of cash flows from operating activities (after taking into account unfavourable working capital changes of $30.7 million) and free cash flow1 of $66.9 million during 2020.

  Return of capital: Returned $75.0m to joint venture participants through cash distributions in 2020.

  Consistent cost performance: For the year ended December 31, 2020, total cash costs per ounce1 of $889 and all-in sustaining costs1 ("AISC") of $1,115/oz, below revised guidance (as of Q3 2020) of $1,150/oz.

Highlights of the Company

  Record earnings: Generated net income after tax for the year of $57.4 million or $0.26 per share.

  Stable balance sheet: Cash on hand of $62.2 million and $2.9 million in receivables at December 31, 2020, while remaining debt free.

  Refreshed Board and Vancouver based management team: During the year, appointed Paul Wright as Chair of the Board of Directors, formed a new Sustainability sub-committee of the Board under the leadership of Chair of the Sustainability Committee Judith Mosely and augmented the Vancouver-based management team with the appointment of a Chief Operating Officer and various other senior management positions.

"2020 was a strong operational year at the Asanko Gold Mine, despite the challenges presented by COVID-19" said Greg McCunn, Chief Executive Officer. "The AGM exceeded annual production guidance for a second consecutive year, generated record operating cash flows, and executed on a number of exploration programs with promising results at Nkran, Akwasiso and Miradani North. At the corporate level, we delivered record earnings in 2020 and have strengthened our balance sheet with corporate treasury growing to in excess of $62m."

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Asanko Gold Mine - Summary of FY 2020 and Q4 2020 Operational and Financial Results (100% basis)

	Three months ended December 31		Year ended December 31
Asanko Gold Mine (100% basis)	2020	2019	2020	2019
Ore mined ('000t)	1,964	1,405	6,193	5,071
Waste mined ('000t)	11,773	4,956	38,272	25,719
Total mined ('000t)	13,737	6,361	44,465	30,790
Strip ratio (W:O)	6.0	3.5	6.2	5.1
Average gold grade mined (g/t)	1.4	1.6	1.5	1.5
Mining cost ($/t mined)	3.20	4.86	3.40	4.52
Ore transportation from Esaase ('000 t)	622	357	2,133	1,464
Ore transportation cost ($/t trucked)	7.15	8.62	7.65	8.83
Ore milled ('000t)	1,438	1,460	5,943	5,498
Average mill head grade (g/t)	1.5	1.5	1.4	1.5
Average recovery rate (%)	95	94	94	94
Processing cost ($/t treated)	10.46	10.83	10.51	10.91
Gold production (oz)	65,571	66,112	249,904	251,044
Gold sales (oz)	60,655	66,095	243,807	248,862
Average realized gold price ($/oz)	1,828	1,465	1,711	1,376
Operating cash costs[1] ($/oz)	801	790	803	776
Total cash costs[1] ($/oz)	892	863	889	845
All-in sustaining costs[1] ($/oz)	1,179	969	1,115	1,112
All-in sustaining margin[1] ($/oz)	649	496	596	264
All-in sustaining margin[1] ($m)	39.4	32.8	145.3	65.7
Revenue ($m)	111.1	97.1	418.1	341.0
Income from mine operations ($m)	46.3	9.1	147.9	29.2
Cash provided by operating activities ($m)	48.0	45.4	152.3	120.4
Free cash flow[1] ($m)	21.5	28.9	66.9	44.0

  There was one Lost Time Injury ("LTI") and three Total Recordable Injuries ("TRI") reported during the quarter. The AGM's LTI and TRI frequency rates for the three months ended December 31, 2020 were 0.37 and 1.10 per million employee hours worked, respectively.

  Produced 65,571 and 249,904 ounces of gold in Q4 2020 and FY 2020, respectively, exceeding the upper-end of 2020 production guidance of 225,000-245,000 ounces.

  Sold 60,655 ounces of gold in Q4 2020 at an average realized gold price of $1,828/oz for record total gold sales proceeds of $110.9 million, an increase of $14.0 million from Q4 2019. The increase in revenue quarter-on-quarter was a function of a 25% improvement in average realized gold prices, partly offset by an 8% decrease in sales volumes in Q4 2020.

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  The AGM incurred operating cash costs per ounce1, total cash costs per ounce1 and AISC1 per ounce of $801, $892 and $1,179, respectively, in Q4 2020.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $64.8 million in Q4 2020, a decrease of $23.2 million from Q4 2019. The decrease in cost of sales was primarily due to lower depreciation and depletion expense associated with a lower depreciable asset cost base in the current quarter. This factor was partly offset by a higher royalty expense arising from improvement in the gold price during Q4 2020 compared to Q4 2019.

  Net income for Q4 2020 totaled $41.5 million compared to a net loss of $285.1 million in Q4 2019. The Q4 2019 net loss was due to an impairment recognized on the AGM's non-current assets associated with an updated LOM plan. The remaining improvement in net income during the current quarter was due to higher realized gold prices and the above-mentioned reduction in depreciation and depletion expense.

  The AGM generated $48.0 million of cash flows from operating activities (after taking into account unfavorable working capital changes of $5.9 million) and free cash flow1 of $21.5 million during Q4 2020. This compares to $45.4 million of cash flows from operating activities (after taking into account favorable working capital changes of $11.6 million) and $28.9 million of free cash flow1 during Q4 2019. The reduction in free cash flow1 was the result of a $17.5 million unfavorable increase in cash invested in non-cash working capital when comparing Q4 2020 to Q4 2019 and a $10.0 million increase in cash flows associated with capital expenditures during Q4 2020. These factors were partly offset by a $17.0 million increase in the AGM's Adjusted EBITDA1.

  AISC1 for the FY 2020 was $1,115/oz, below revised guidance (as of Q3 2020) of $1,150/oz, and was in line with FY 2019 AISC1 of $1,112/oz.

  Reported Adjusted EBITDA1 of $169.0 million in FY 2020 compared to $99.4 million in FY 2019.

  For FY 2020, the JV generated $152.3 million in operating cash flow and free cash flow1 of $66.9 million.

  As at December 31, 2020, the JV held cash and cash equivalents of $64.3 million (including $30.0 million fully drawn on the AGM's revolving credit facility), $10.9 million in receivables from gold sales and $8.2 million in gold on hand.

Galiano Gold Inc. - Summary FY 2020 and Q4 2020 Financial Results

	Three months ended December 31		Year ended December 31
Galiano Gold Inc. (consolidated)	2020	2019	2020	2019
Net income (loss) after tax ($m)	17.7	(21.2)	57.4	(167.9)
Net income (loss) after tax per share	$0.08	($0.09)	$0.26	($0.74)
Adjusted net income (loss)[1] ($m)	17.7	0.9	57.4	2.5
Adjusted net income (loss) per share[1]	$0.08	$0.00	$0.26	$0.01
Adjusted EBITDA[1] ($m)	20.4	12.6	68.3	36.0
  The Company reported net income after tax of $17.7 million in Q4 2020 compared to a net loss after tax of $21.2 million in Q4 2019. The improvement in earnings during Q4 2020 was predominantly due to the fact that the Q4 2019 net loss included a $20.2 million downward fair value adjustment on the Company's redeemable preference shares in the JV associated with an update to the AGM LOM plan.  Additionally, the improvement in earnings in Q4 2020 was also partly due to an increase in the Company's 45% interest in the net earnings of the JV which totaled $18.7 million for the quarter.
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  Reported Adjusted EBITDA1 of $20.4 million for Q4 2020, compared to $12.6 million in Q4 2019. The increase in Adjusted EBITDA1 was primarily a result of the increase in the Company's interest in the AGM's net earnings.

  For FY 2020, the Company reported net income after tax of $57.4 million compared to a net loss of $167.9 million in FY 2019.  The improvement in earnings in FY 2020 was due to an increase in the Company's 45% interest in the net earnings of the JV which totaled $59.2 million for the year, while FY 2019 including impairment charges associated with an update to the AGM's LOM plan.

  Reported Adjusted EBITDA1 of $68.3 million for FY 2020 compared to $36.0 million in FY 2019. The improvement in Adjusted EBITDA1 was primarily a result of an increase in the Company's interest in the AGM's net earnings.

  The Company held cash and cash equivalents of $62.2 million and $2.9 million in receivables as at December 31, 2020, while remaining debt-free.

2021 Outlook

In 2021, the AGM is targeting 225,000 to 245,000 ounces of gold production at AISC1 of $1,100 to $1,300 per ounce. AISC1 includes budgeted sustaining capital expenditures of $20 million, with approximately $13 million for a tailings storage facility lift.

The mine plan for 2021 plans to source ore primarily from Akwasiso and Esaase. These ore sources are expected to be augmented where necessary with run‐of‐mine stockpile material. Accordingly, budgeted AISC1 for 2021 includes approximately $60 to $80 per ounce of non-cash charges associated with processing stockpiled ore.

Development capital is forecast at $18 million, primarily for completion of the Tetrem village relocation and work on the Obotan and Esaase water treatment plants. In addition, $20 million is budgeted for exploration, mainly around the Miradani mineralized trend.

  This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Consolidated Annual Financial Statements for the years ended December 31, 2020 and 2019, which are available at www.galianogold.com and filed on SEDAR.

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Galiano's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%. Excluded from operating cash costs are one-time severance charges.

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  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements in this news release include, but are not limited to: estimates regarding the value of the gold currently held at the AGM; expectations with respect to the Company's exploration program, including the expected results therefrom and the associated impact on the AGM's mineral reserve and resource estimates, the timelines associated therewith, additional follow-on exploration programs, the ability of the exploration program to replace depletion from mining operations and the expected cost of the exploration program; statements with respect to future sales pursuant to the Company's at-the-market offering; statements with respect to planned mining and development operations at the AGM for 2021; expectations regarding development capital;  expected gold production; and cost estimates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying the Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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